Exhibit (a)(5)(lxxx)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ORACLE CORPORATION, a Delaware

corporation, and PEPPER ACQUISITION

CORP., a Delaware corporation,

Plaintiffs,

v.

PEOPLESOFT, INC, a Delaware

corporation, CRAIG A. CONWAY, DAVID

A DUFFIELD, ANEEL BHUSRI, STEVEN

D. GOLDBY, A. GEORGE BLATTE,

FRANK J. FANZILLI and CYRIL J.

YANSOUNI, and J.D. EDWARDS &

COMPANY, a Delaware corporation,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Civil Action No. 20377 NC REDACTED PURSUANT TO CHANCERY COURT RULE 5(g)

MOTION TO EXPEDITE PROCEEDINGS

Plaintiffs Oracle Corporation (“Oracle”) and Pepper Acquisition Corp. (“Purchaser”), a wholly owned subsidiary of Oracle, (collectively, “Plaintiffs” or “Oracle”), hereby move this Court for an Order in the form attached hereto providing for a shortened time to answer the Amended Complaint for Declaratory and Injunctive Relief herein, expedited discovery and a prompt hearing date on the motion for preliminary injunction filed contemporaneously herewith. The grounds for this motion are as follows:

INTRODUCTION

1. PeopleSoft has amended and expanded its earlier customer rebate program to require that the company maintain status quo with respect to its level of research and development spending and that it make perfect, on-time product delivery for a period of four years. If PeopleSoft should fail (in some cases even in immaterial ways) to meet these and certain other requirements, it faces punitive financial sanctions in the form of huge rebates to its customers. However, these provisions only apply to PeopleSoft if there is a change of control of the company, including an election by proxy contest of a majority of new directors who are not supported by the current board. Additionally, the provisions cannot be redeemed by PeopleSoft’s current board, or by any future board.

2. These provisions do not withstand scrutiny when analyzed against the Delaware precedents regarding “no hand” provisions (see QuickTurn), intentional interference with the shareholder franchise (see Blasius) and coercive and preclusive defensive measures (see Unocal). Nevertheless, according to PeopleSoft, its total commitment under these provisions had reached an estimated $500 million by the time it first announced the program – after it allegedly had already expired – on October 27, 2003. As with its previous customer rebate offer, PeopleSoft has said it is considering extending the offer.

3. At this rate, PeopleSoft will soon succeed in significantly reducing the compensation to be paid to PeopleSoft stockholders, and potentially in making any acquisition – by Oracle or any other acquirer – prohibitive. Both Oracle and PeopleSoft’s stockholders are therefore facing irreparable injury if PeopleSoft is not enjoined from issuing any further customer rebate offers.

FACTS

4. On October 27, 2003, PeopleSoft disclosed for the first time that it had offered a new customer rebate program (the “Revised Money Back Offer”) granting customers two to five times their money back if certain business events occur within a four year period following a change of control of the company. Amendment No. 9 to PeopleSoft’s 14D-9, filed on October 27, 2003 (“Amendment No. 9”) (attached hereto as Exhibit A). PeopleSoft’s announcement was made ten days after the program allegedly expired and failed to state when it began.

5. In a separate disclosure, PeopleSoft indicated that the total combined commitment made thus far under both this and the customer rebate program announced on July 3, 2003 (the “Original Money Back Offer” and, collectively with the Revised Money Back Offer, the “Money Back Offers”) was over $800 million. Transcript of Q3 2003 earning conference call, October 23, 2003, filed as Exhibit (a)(55) to Amendment No. 9 (“Q3 2003 Transcript”) (attached hereto as Exhibit B). This liability represents nearly half of the company’s current cash on hand of $1.6 billion as of September 30, 2003. Press release filed on Form 8-K by PeopleSoft on October 24, 2003. PeopleSoft did not provide any indication of how much of the $800 million was committed under the terms of the Revised Money Back Offer and how much was committed under the Original Money Back Offer.

6. Nor has PeopleSoft disclosed whether this or any other Money Back Offer is being offered to customers today. Rather, PeopleSoft has stated that it “is giving consideration as to whether to extend the program” – just as it had when it announced the Original Money Back Offer. Amendment No. 9. Given that PeopleSoft waited in each case to disclose the offer until after each allegedly expired, it is unclear whether the Revised Money Back Offer is currently in effect.

7. PeopleSoft publicly announced that it had implemented the Original Money Back Offer for the first time on July 2, 2003, two days after it allegedly expired on June 30, 2003. Transcript of PeopleSoft second quarter 2003 preliminary earnings conference call (the “Q2 2003 Transcript”) (attached hereto as Exhibit C). At that time, PeopleSoft announced that it had promised customers $354 million in refunds under the Original Money Back Offer (Amendment No. 4 to PeopleSoft’s 14D-9, filed on July 3, 2003 (“Amendment No. 4”)), although that total later rose to $391 million (10Q filed by PeopleSoft on August 14, 2003). PeopleSoft announced that it might extend the offer beyond the June 30, 2003 deadline but never announced having done so. [REDACTED]

8. Under the Original Money Back Offer, customers are entitled to receive between two and five times the value of their contract with PeopleSoft should PeopleSoft be acquired within one year and should the acquiring company, within two years thereafter, (a) reduce the level of support services, (b) stop licensing the products to new customers, or (c) cease providing new releases or upgrades. No further board action or approval is required for customers to collect their promised refunds under the Original Money Back Offer, and neither the current nor any future PeopleSoft Board can redeem it.

9. Oracle has announced publicly its plans to continue to support PeopleSoft’s products after the acquisition goes through. In fact, Oracle has announced that it will extend the period of time for which the products are supported beyond that to which PeopleSoft has currently committed itself. Transcript of “Town Hall” presentation to PeopleSoft customers, filed as Exhibit 99.(A) to SC TO-T/A filed by Oracle on September 4, 2003 (attached hereto as Exhibit E). Thus, it is highly unlikely that the Original Money Back Offers would be triggered if Oracle’s takeover bid is successful.

10. The Revised Money Back Offer differs substantially from the Original Money Back Offer with respect to both the corporate transactions and business decisions that trigger the refund provisions. First, the Revised Money Back Offer’s change of control triggers have been extended to two years from the one-year term provided in the Original Money Back Offer. More importantly, however, under the new offer, these triggers include not just an “acquisition” of PeopleSoft but nearly every transaction, including friendly ones, that result in a change of control of PeopleSoft. These include (a) a person becoming the direct or indirect beneficial owner (over a two year period) of 51% or more of PeopleSoft’s total outstanding voting power, (b) a merger or consolidation in which PeopleSoft stockholders end up with less than 55% of the resulting company’s stock and (c) a sale of all or substantially all of PeopleSoft’s assets. Exhibit (e)(6) to Amendment No. 9 (attached hereto as Exhibit F).

11. Second, under the Revised Money Back Offer, the election, over a two-year period, of a majority of new directors who are not approved by a majority of “Incumbent Directors” is also covered by the change of control triggers, regardless of whether this is done in connection with any acquisition attempt. Id. ¶ 1.4(i)(b). PeopleSoft’s directors have therefore imposed a significant, unredeemable penalty on any transaction, including an exercise by stockholders of their franchise, through which the current board could be removed from office. PeopleSoft put this provision in place only after Oracle had announced its intention to nominate its own slate of directors to the PeopleSoft Board in connection with the next proxy contest.

12. The business triggers under the Revised Money Back Offer are likewise significantly broader than under the Original Money Back Offer, and they apply for a period of four years instead of two. Triggering events include (but are not limited to):

(a) a material reduction in the amount of money spent on developing updates or providing support for PeopleSoft products. Exhibit (e)(6) to Amendment No. 9 ¶ 1.1(ii)(c). This provision would penalize any acquirer for recognizing economies of scale or otherwise realizing improved efficiencies in these two seminal areas. It would likewise penalize what may be necessary responses to an ever-changing competitive environment, cyclical changes in the economy, and customer demands for the company to invest resources in pursuing new product opportunities. Furthermore, the benchmark for the target spending level is the twelve month period preceding an acquisition – a period of time that is artificially inflated in the case of Oracle’s tender offer by the efforts required to integrate J.D. Edwards’ product line with its own.

(b) the failure to provide, with no delay (material or otherwise), new product releases that match those in PeopleSoft’s most recent product release cycle in “extent and quality” as well as in the level of support provided for third party software products. Exhibit (e)(6) to Amendment No. 9 ¶1.1(ii)(d), (e). This ill-defined provision threatens to penalize the company for events that are typically driven not by business decisions but by the uncertainties inherent in developing complex technical products and likely by events outside of PeopleSoft’s control.

13. These and other provisions contained in the Revised Money Back Offer are so restrictive that no board could be assured that, through the exercise of any amount of care they would not trigger them through the day-to-day exercise of their responsibility to manage the business and affairs of the company. It is telling in this regard that the PeopleSoft Board has imposed these restrictions on a future PeopleSoft board – but has at no point committed itself to be bound by them.

14. PeopleSoft justified the issuance of the Original Money Back Offer on grounds that they were necessary to induce prospective customers, fearful of an Oracle takeover, to make new product licenses. However, in the months between the termination of the Original Money Back Offer and the announcement of the Revised Money Back Offer, PeopleSoft has reported better than expected quarterly results for each of the second and third quarters of 2003. Q2 2003 Transcript; Q3 2003 Transcript. Also, PeopleSoft’s CEO, Craig Conway, has repeatedly and publicly admitted that PeopleSoft’s customer relations have not been harmed by Oracle’s tender offer but rather that, in his own words, “[t]he actual impact [of the tender offer] has been remarkably beneficial for PeopleSoft.” Reuters, Interview – PeopleSoft Sees Silver Lining in Oracle Bid, Sept. 16, 2003, at 1 (attached hereto as Exhibit G).

15. Significantly, PeopleSoft recently admitted that the Money Back Offers are being volunteered by the company, rather than reluctantly granted in response to customer demands. In the words of PeopleSoft CFO Kevin Parker,

“[i]t is not a negotiating activity that goes on with the customers and so it’s not having a material impact…. I think it is fair to say, that it is a standard part of our contractual language at this point. It is included in virtually every contract, license [sic] that we signed during the course of the quarter. It is not something that we negotiate. Everyone has the same total. The impact in terms of incremental sales was non-existent.”

Q3 2003 Transcript. Thus it appears that the Revised Money Back Offer was devised not in response to any perceived threat to PeopleSoft’s customer base or pipeline, but rather in an effort to make the company “takeover-proof.”

16. More specifically, the Revised Money Back Offer appears intended to make the company immune from any takeover by Oracle. [REDACTED] The timing of the two offers also bears this out: each offer was made while Oracle’s tender offer was pending, each expired on the date of the pending tender offer’s expiration (or, in the case of the Revised Money Back Offer, on “the date Oracle Corporation announces its withdrawal of its tender offer,” if that should come earlier), and each was announced to stockholders only after the offer had concluded, thus denying stockholders any opportunity to object to the program.

ARGUMENT

17. The standard for an expedited proceeding is well-settled. Expedited proceedings will be ordered where “the plaintiff has articulated a sufficiently colorable claim and shown a sufficient possibility of a threatened irreparable injury, as would justify...the extra (and sometimes substantial) costs of an expedited...proceeding.” Giammargo v. Snapple Beverage Co., 1994 WL 672698, at *2 (Del. Ch. Nov. 15, 1994).

18. In applying this standard, the Delaware Court of Chancery “traditionally has acted with a certain solicitude for plaintiffs” and “has followed the practice of erring on the side of more [expedited] hearings rather than fewer.” Id. at *2. As a result, “[a] party’s request to schedule an application for a preliminary injunction, and to expedite the discovery related thereto, is normally routinely granted. Exceptions to that norm are rare.” In re Int’l Jensen, Inc. S’holders Litig., 1996 WL 422345, at *1 (Del. Ch. July 13, 1996). The Delaware Supreme Court has observed that “Delaware courts are always receptive to expediting any type of litigation in the interests of affording justice to the parties.” Box v. Box, 697 A.2d 395, 399 (Del. 1997).[1]

19. Here, the standard is clearly met. There can be no dispute that Oracle has pled colorable claims sufficient to support the grant of expedited treatment. Oracle has alleged with specificity in the Amended Complaint that PeopleSoft’s defensive measures as a whole, and the Revised Money Back Offer in particular, violate longstanding and well-recognized principles of Delaware law, including the fiduciary duty doctrines set forth in Unocal Corp. v. Mesa

(1)	In cases of this nature, this Court routinely has approved expedited proceedings. See, e.g., Unitrin, Inc. v. Am. Gen. Corp., 651 A.2d 1361, 1366 (Del. 1995) (granting expedited discovery, briefing and argument on motion to restrain target company from repurchasing stock in effort to ward off takeover threat); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 37 n.2, 52 (Del. 1994) (approving use of expedited proceedings in action to enjoin defensive measures taken to thwart more valuable tender offer); Waggoner v. Laster, 581 A.2d 1127, 1130 (Del. 1990) (expediting proceedings to determine whether charter authorized board to issue stock with super-majority voting rights); Berlin v. Emerald Partners, 552 A.2d 482, 485 (Del. 1988) (citing expedited proceedings below with approval and granting expedited appeal to determine whether super-majority voting provision in target’s charter applied in the context of impending merger); see also Mills Acquisition Co. v. Macmillan, Inc., 1988 WL 108332, at *18 (Del. Ch. Oct. 18, 1988), aff’d in part, rev’d on other grounds, 559 A.2d 1261 (Del. 1989); Sealy Mattress Co. v. Sealy, Inc., 532 A.2d 1324, 1340-41 (Del. Ch. 1987); Weinberger v. Amstar Corp., 1984 WL 19474, at *2 (Del. Ch. Jan. 16, 1984).

Petroleum Co., 493 A.2d 946 (Del. 1985) and Blasius Indus., Inc. v. Atlas Corp., 564 A.2d 651 (Del. Ch. 1988). Oracle also has alleged, among other things, that the Revised Money Back Offer is void because it violates 8 Del. C. § 141(a). See QuickTurn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998). The legal principles underlying these frameworks are familiar to the Court, and a review of the Amended Complaint demonstrates that Oracle has pled far more than merely a colorable claim.

20. There also can be no dispute that Oracle has established a colorable threat of irreparable harm sufficient to support the grant of expedited treatment. Oracle is suffering direct irreparable harm as the Revised Money Back Offer makes it increasingly difficult for Oracle to offer a reasonable and attractive price to PeopleSoft’s stockholders, thereby diminishing the likelihood of acquiring the company and preventing PeopleSoft’s stockholders from benefiting from the premium tender offer. Indeed, if the PeopleSoft Board is permitted to continue to issue self-serving entrenchment motivated contracts under the Revised Money Back Offer, Oracle may be forced to abandon its bid as it will no longer be economically reasonable. Oracle’s loss of the unique opportunity to make an acceptable bid to PeopleSoft’s stockholders constitutes irreparable injury. See Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173, 184 (Del. 1986) (affirming finding of irreparable harm due to the loss of “Pantry Pride’s opportunity to bid for Revlon”); True North Communications, Inc. v. Publicis S.A., 711 A.2d 34, 44 (Del. Ch. 1997) (describing the loss of a unique business opportunity to make an acquisition as “a loss that cannot be quantified” and “the essence of irreparable harm”), aff’d, 705 A.2d 244 (Del. 1997) (TABLE); see also Allegheny Energy, Inc. v. DQE, Inc., 171 F.3d 153 (3d Cir. 1999) (applying Pennsylvania law to find that acquiring company would suffer irreparable harm unless a merger agreement was specifically enforced); Amanda Acquisition Corp. v. Universal Foods

Corp., 708 F. Supp. 984, 995 (E.D. Wis. 1989) (finding that the acquisition of a corporation is a “unique business opportunity”), aff’d, 877 F.2d 496 (7th Cir.), cert. denied, 493 U.S. 955 (1989); cf. Pennzoil Co. v. Getty Oil Co., 1984 WL 15664, at *16 (Del. Ch. Feb. 6, 1984) (recognizing that ownership interest in defendant corporation plaintiff sought to acquire “represents something that is unique” and that loss of that opportunity would result in irreparable injury to plaintiff).

21. Moreover, PeopleSoft’s stockholders also are suffering irreparable injury because the PeopleSoft Board (left unchecked) appears bent on forcing Oracle to reduce and/or abandon the tender offer altogether. This Court has observed that the loss of the ability to receive a premium in a change of control transaction “alone would be sufficient to constitute irreparable harm.” QVC Network, Inc. v. Paramount Communications Inc., 635 A.2d 1245, 1273 n.50 (Del. Ch. 1993), aff’d, 637 A.2d 828 (Del. 1993) (TABLE); see Robert M. Bass Group, Inc. v. Evans, 552 A.2d 1227, 1247 (Del. Ch. 1988) (finding that the loss of an opportunity to achieve a premium transaction and the difficulty of granting post-transaction relief “more than adequately establish the threatened irreparable injury”), appeal dismissed as moot, 548 A.2d 498 (Del. 1988) (TABLE).

22. By continued use of the Revised Money Back Offer, the PeopleSoft Board also will frustrate any chance of a free and an un-coerced proxy fight. As detailed in the Amended Complaint, the Revised Money Back Offer acts to entrench the PeopleSoft Board by threatening an enormous financial penalty on the company and its stockholders should an insurgent slate of directors be elected. The PeopleSoft Board has set up a simple choice for its stockholders: “Pay $500 million (or more) for a new slate of directors, or get the current board for free.” It is firmly established that such interference with a stockholder vote constitutes irreparable harm. See Packer v. Yampol, 1986 WL 4748, at *11 (Del. Ch. Apr. 18, 1986) (finding that stock issuance would inflict irreparable harm on stockholders by chilling stockholder vote); Bank of N.Y. Co. v. Irving Bank Corp., 528 N.Y.S.2d 482, 484 (N.Y. Supr. 1988) (finding that stockholders would be irreparably harmed by continuing director provision that would deter stockholders from voting for the insurgent slate of directors); see also Eisenberg v. Chi. Milwaukee Corp., 537 A.2d 1051, 1062 (Del. Ch. 1987) (noting in the disclosure context that irreparable harm exists where challenged actions threaten “the shareholders’ right to make an informed, uncoerced decision”).

23. Finally, resolution of this matter cannot await a full trial on the merits. In its most basic formulation, irreparable harm is injury “for which there is no adequate remedy at law.” Sonet v. Plum Creek Timber Co., 1998 WL 749445, at *2 (Del. Ch. Sept. 23, 1998). To be considered adequate, the legal remedy must be provide full, fair and complete relief, and be “as practical and efficient to the ends of justice and its prompt administration as the remedy in equity.” IBM Corp. v. Comdisco, Inc., 602 A.2d 74, 78 (Del. Ch. 1991); see also Hughes Tool Co. v. Fawcett Publ’ns, Inc., 315 A.2d 577, 579 (Del. 1974).

24. Here, absent an injunction, PeopleSoft likely will continue to ratchet up the amount of contingent liabilities and thereby make it increasingly difficult for Oracle to complete the tender offer (and less likely that PeopleSoft’s stockholders will enjoy the substantial premium available in the tender offer). As each of that PeopleSoft’s contracts will be entered into with presumably an innocent third-party purchaser, subsequent rescission of the contracts may not be a viable remedy. See McMillan v. Intercargo Corporation, 768 A.2d 492, 500 (Del. Ch. 2000) (finding rescission unavailable where there was an “arms-length, third-party purchaser that has not even been alleged to have aided and abetted the alleged breaches of fiduciary duty by the [] defendant directors”); Strassburger v. Earley, 752 A.2d 557, 578 (Del. Ch. 2000) (same). [REDACTED] Whether and to what extent rescission is an available remedy for these and any subsequent contracts is therefore highly uncertain.

25. Similarly, although this Court has previously held director defendants personally liable for damages (including rescissory damages) for breaches of fiduciary duty, the Court has observed that this remedy is often “problematic” and that the Court is “reluctant” to award such relief. Strassburger, 752 A.2d at 582. Even assuming the Court is willing to grant such a remedy here, it is unlikely the individual directors would be capable of satisfying an award of the magnitude that appears warranted in this case. Oracle currently estimates, based on PeopleSoft’s public disclosures to date, that approximately $500 million in potential liability has been wrongly assumed by PeopleSoft under the Revised Money Back Offer. If not enjoined, this number could easily swell to a billion or more dollars in the coming months. In these circumstances, it is extremely unlikely (at best) that a claim for damages against the PeopleSoft directors will be an adequate remedy. See, e.g., Gimbel v. Signal Cos., Inc., 316 A.2d 599, 603 (Del. Ch. 1974) (“Partly because of the enormous amount of money involved in this case, it is easy to discuss the irreparable injury aspect [W]hen plaintiff claims with expert support, a potential damage in the neighborhood of $300,000,000, it is doubtful that any damage claim against the directors can reasonably be a meaningful alternative.”); aff’d, 316 A.2d 619 (Del. 1974); see also TCW Tech. Ltd. P’ship v. Intermedia Communications, Inc., 2000 WL 1478537, at *2 (Del. Ch. Oct. 2, 2000) (“Because of the uncertainty surrounding any potential damages remedy [against the directors], I conclude that the threat of irreparable injury is substantial enough to warrant expediting these cases.”).

CONCLUSION

This case warrants expedited treatment. In light of the need for prompt relief, and subject to the convenience of the Court, Oracle respectfully requests that the Court enter at the earliest possible opportunity an Order substantially in the form attached hereto setting forth the discovery schedule leading up to a hearing on the application within ten days.

OF COUNSEL:

Michael P. Carroll

Joel M. Cohen

Davis Polk & Wardwell

450 Lexington Avenue

New York, NY 10017

David M. Balabanian

Stephen D. Hibbard

Geoffrey M. Howard

Bingham McCutchen LLP

Three Embarcadero Center

San Francisco, CA 94111

Dorian Daley

Oracle Corporation

500 Oracle Parkway

Redwood Shores, CA 94065

Dated: November 10, 2003

_______________________________

Allen M. Terrell, Jr. (#709)

Daniel A. Dreisbach (#2583)

Brock E. Czeschin (#3938)

James H. McMackin, III (#4282)

Richards, Layton & Finger, P.A.

One Rodney Square

P.O. Box 551

Wilmington, DE 19801

(302) 651-7700

Attorneys for Plaintiffs